Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor						Predecessor
	Nine Months Ended				Period from May 1		Period from January 1
			Year Ended		through		through		Year Ended December 31,
(in Thousands, except ratios)	September 30, 2015		December 31, 2014		December 31, 2013		April 30, 2013		2012	2011
Earnings:
Pre-tax income (loss)	$114,482		$493,253		$512,316		$3,348,033		$(256,505)	$(1,882,949)
Fixed Charges	85,638		127,754		84,736		30,342		107,724	122,324
Earnings	$200,120		$621,007		$597,052		$3,378,375		$(148,781)	$(1,760,625)

Fixed charges:
Interest expense	$84,200		$125,891		$83,595		$29,718		$105,973	$119,997
Portion of rental expense deemed to be interest	1,438		1,863		1,141		624		1,751	2,327
Fixed charges	$85,638		$127,754		$84,736		$30,342		$107,724	$122,324

Ratio of earnings to fixed charges	2.3	x	4.9	x	7.0	x	111.3	x	*	*

*	Earning for the years ended December 31, 2012 and 2011 were inadequate to cover fixed charges by $256,505 and $1,882,949, respectively.